UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING
                                   FORM 10-K

                    For the Fiscal Year Ended July 31, 1994

                                     PART I

                         KASH N' KARRY FOOD STORES, INC.
               (Exact Name of Registrant as Specified in Charter)

                          Commission File No. 33-25621

                    6422 Harney Road, Tampa, Florida  33610
               (Address of Registrant's Principal Executive Offices)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate) X
                                                       ---

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and


     (b) The subject annual report, on Form 10-K, will be filed on or before the fifteenth calendar day following the prescribed due date.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

     Registrant has a significant pending contingency that cannot be resolved without unreasonable effort and expense prior to the filing date. However, the Company believes that this contingency will be resolved within the fifteen day extension period granted under Rule 12b-25. The registrant believes that filing its Form 10-K prior to the resolution of this contingency is not appropriate because the information presented therein would, depending on the resolution of the contingency, be misleading.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Richard D. Coleman     (813) 621-0273

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed? If answer is no, identify report(s).

                                   X   YES            NO
                                  ---           ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   X   YES            NO
                                  ---           ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively.


                             KASH N' KARRY FOOD STORES, INC.
                                STATEMENTS OF OPERATIONS
                                     (In Thousands)

                                    Fifty-two      Fifty-two    Fifty-three
                                   Weeks Ended    Weeks Ended   Weeks Ended
                                  July 31, 1994 August 1, 1993 August 2, 1992
                                  ------------- -------------- --------------
                                   (Unaudited)

Sales                              $1,065,165      $1,086,125     $1,071,038

Cost of sales                         845,597         856,156        848,441
                                   ----------      ----------     ----------
    Gross profit                      219,568         229,969        222,597

Selling, general and administrative
  expenses                            176,945         175,177        164,897
Depreciation and amortization          24,112          23,455         20,132
Store closing and other costs          11,016             --             --
                                   ----------      ----------     ----------
    Operating income                    7,495          31,337         37,568

Interest expense (net of interest
  income of $4, $1 and $25)            45,390          43,257         44,869
                                   ----------      ----------     ----------
    Net loss                          (37,895)        (11,920)        (7,301)

Undeclared dividends on
   Preferred Stock                        464             464            474
                                   ----------      ----------     ----------
    Loss attributable to
        Common Stock               $  (38,359)     $  (12,384)    $   (7,775)
                                   ==========      ==========     ==========


     Sales were adversely impacted by store closings; gross profit was affected by lower sales and the reduction of the Company's investment in forward buy inventory; and operating profit was negatively impacted by the non-recurring "Store closing and other costs" incurred during the first quarter of the year in addition to the reasons discussed above.

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                             KASH N' KARRY FOOD STORES, INC.



             October 31, 1994            By: /s/ Richard D. Coleman
                                             ----------------------------
                                             Richard D. Coleman
                                             Vice President, Controller
                                               and Secretary